UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 1-9513 (CMS Energy Corporation)
Commission file number 1-5611 (Consumers Energy Company)
EMPLOYEES’ SAVINGS PLAN,
EMPLOYEE STOCK OWNERSHIP PLAN AND
DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
One Energy Plaza
Jackson, Michigan 49201
(Full title of the Plan and address of the Plan, if
different from that of the issuer named below)
CMS ENERGY CORPORATION
One Energy Plaza
Jackson, Michigan 49201
(Name of Issuer of the Securities held
pursuant to the Plan and the address
of its principal executive office)

Employees’ Savings Plan,
Employee Stock Ownership Plan and Defined
Company Contribution Plan of
Consumers Energy Company
Financial Statements
and
Supplementary Information
For the Years Ended
December 31, 2007 and 2006

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Employees’ Savings Plan, Employee Stock
 Ownership Plan and Defined Company Contribution
 Plan of Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201
We have audited the accompanying statement of net assets available for benefits of Employees’ Savings Plan, Employee Stock Ownership Plan and Defined Company Contribution Plan of Consumers Energy Company (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended, and the December 31, 2007 supplemental schedules, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit of the 2007 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the 2007 financial statements provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purposes of forming an opinion on the basic 2007 financial statements taken as a whole. The December 31, 2007 supplemental schedules of assets (held at end of year) and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Rehmann Robson, P.C.

REHMANN ROBSON, P.C.
Jackson, Michigan
June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Employees’ Savings Plan, Employee Stock Ownership Plan and
 Defined Company Contribution Plan of Consumers Energy Company
We have audited the accompanying statement of net assets available for benefits of Employees’ Savings Plan, Employee Stock Ownership Plan and Defined Company Contribution Plan of Consumers Energy Company as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Detroit, Michigan
June 22, 2007

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION
PLAN OF CONSUMERS ENERGY COMPANY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006
ASSETS
Investments, at fair value
Stable Value Fund
Guaranteed investment contracts	$14,022,107	$47,554,415
Fidelity Managed Income Portfolio II	186,148,825	134,714,049
PIMCO Total Return Fund	21,359,261	9,258,456
Vanguard Inflation Protected Securities Fund	3,889,323	1,149,420
Comerica Small Cap Index Fund	8,201,516	5,652,796
Comerica Large Cap Growth Index Fund	19,484,242	13,094,734
Comerica Large Cap Value Index Fund	26,615,487	16,555,214
Comerica Midcap Index Fund	8,858,026	4,869,100
Comerica S&P 500 Index Fund	149,160,444	17,834,514
Calamos Growth Fund	92,052,286	61,620,930
Janus Mid Cap Value Fund	35,176,096	18,754,982
Fidelity Dividend Growth Fund	—	152,178,397
Fidelity Low Price Stock Fund	12,996,706	13,043,556
Fidelity Diversified International Fund	93,224,174	54,204,102
Fidelity Small Cap Stock Fund	24,490,888	18,748,634
Fidelity Freedom Income Fund	5,729,643	2,091,386
Fidelity Freedom 2000 Fund	735,702	88,509
Fidelity Freedom 2005 Fund	1,917,608	1,080,594
Fidelity Freedom 2010 Fund	21,133,650	7,297,097
Fidelity Freedom 2015 Fund	18,134,747	3,965,605
Fidelity Freedom 2020 Fund	25,345,129	8,405,926
Fidelity Freedom 2025 Fund	13,935,575	2,362,671
Fidelity Freedom 2030 Fund	11,027,177	3,125,468
Fidelity Freedom 2035 Fund	4,830,616	1,119,253
Fidelity Freedom 2040 Fund	7,443,798	3,171,322
Fidelity Freedom 2045 Fund	1,505,021	23,564
Fidelity Freedom 2050 Fund	1,886,086	110,529
CMS Energy Corporation Common Stock	—	181,767,829
Short-term investments	23,995	588,682
Loans to participants	26,007,749	24,053,569

Total investments, at fair value	835,335,877	808,485,303

Other receivables	13,281	433,270

Other liabilities	(214,017)	(62,933)

Net assets available for benefits, at fair value	835,135,141	808,855,640

Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,401,619	1,455,574

Net assets available for benefits	$836,536,760	$810,311,214

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION
PLAN OF CONSUMERS ENERGY COMPANY
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2007	2006
Additions to net assets attributed to
Net investment income
Net appreciation in aggregate fair value of investments	$48,663,111	$74,565,632
Interest	3,623,994	5,106,327
Dividends	1,368,417	22,600

Total net investment income	53,655,522	79,694,559

Contributions
Participants’	42,819,469	42,085,220
Employer	17,467,899	16,767,342
Rollovers	3,123,011	1,695,222

Total contributions	63,410,379	60,547,784

ERISA lawsuit settlement (Note 5)	20,049,761	—

Total additions	137,115,662	140,242,343

Deductions from net assets attributed to
Benefits paid to participants	110,789,453	57,151,762
Administrative expenses	100,663	181,653

Total deductions	110,890,116	57,333,415

Net increase	26,225,546	82,908,928

Net assets available for benefits
Beginning of year	810,311,214	727,402,286

End of year	$836,536,760	$810,311,214

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Employees’ Savings Plan, Employee Stock Ownership Plan and Defined Company Contribution Plan of Consumers Energy Company (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan
General
The Plan is a defined contribution plan designed to encourage and assist employees of CMS Energy Corporation and its subsidiaries, which are at least 80% owned (the Company, CMS Energy or Employer) and have adopted the Plan in saving for the future (collectively the “Company”). The Plan is a voluntary program that allows eligible participants to invest their contributions in various investment funds. All regular employees of the Company as defined by the Plan, may participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants in the Plan may elect to make pre-tax or after-tax contributions in amounts up to 50% of their eligible compensation as defined by the Plan, subject to certain limitations as set forth in the Plan. Additional limitations apply to participants with annual earnings greater than $100,000. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.
The Company provides matching Employer contributions in an amount equal to $.60 for each $1.00 contributed by a participant up to a maximum of 6% of the participant’s eligible compensation. The Company can also make discretionary contributions to the Plan, but did not elect to do so during 2007 or 2006.
All participant balances are eligible for reallocation at the discretion of the participant.
Effective September 1, 2004, the Savings portion of the Plan was amended to provide that authorized but unissued shares of common stock of CMS Energy Corporation or other securities convertible to such common stock may be used to satisfy allocations elected by participants and Company matching contributions.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
Effective September 1, 2005, all new participants and participants formerly covered by the Cash Balance provisions of the Company’s pension plan began accruing benefits under the Defined Company Contribution Plan (“DCCP”) provisions of the Plan. Employees are eligible for participation in the DCCP after 90 days of employment. Under the DCCP, participants receive a Company contribution of 5% of eligible compensation. Contributions are immediately vested and are allocated at the discretion of the participant.
Participants direct the investment of contributions into various investment options for participants. The Plan currently offers twenty-eight investment options in mutual funds, guaranteed investment contracts, and money market accounts. Contributions are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, and an allocation of (a) Company matching contributions, (b) Company DCCP contributions, and (c) Plan earnings. Accounts are charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the aggregate of the participants’ deferrals and rollovers and the vested portion of the Company’s contributions.
Vesting
Participants are immediately vested in their elective contributions plus actual earnings thereon. Other than for the DCCP, vesting in Company matching contributions are based on years of completed service, as defined by the Plan agreement. A participant becomes 10% vested for each of the first two years of service with the Company and 20% for each of the next four years of service.
Participant Loans
Participants may borrow from their non-DCCP fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range up to five years for a general purpose loan or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance of the participant’s account and bear interest at a fixed rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator; such rates range from 3.00% to 8.75% as of December 31, 2007. Principal and interest are collected ratably through payroll deductions.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits
Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account.
Forfeitures
Forfeitures result from Company matching contributions and incentive contributions remaining in the Plan for terminated participants’ nonvested account balances. Forfeitures generated are added to a forfeiture reserve account and are available to offset future Company matching contributions. Employer contributions were reduced by $99,943 and $43,528 from forfeited nonvested accounts during 2007 and 2006, respectively. As of December 31, 2007 and 2006, the cumulative unallocated forfeitures were $11,919 and $80,827, respectively.
Administrative Expenses
Expenses incurred in the operation of the Plan (including investment management fees) are paid by the Plan unless paid by the Company or the participants. No expenses are paid from the trust unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, or purchases and sale of CMS Energy Corporation common stock (excluding sales transactions under the required liquidation as described in Note 2). Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position (SOP) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts, from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of the Plan’s Stable Value Fund (fully benefit-responsive investment contracts), which is valued at contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.
The Stable Value Fund has both investments in guaranteed investment contracts (“GICs”) and investments in a commingled pool (“MIP II”).

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
Investments in insurance company investment contracts are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Investment in the MIP II are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit- responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit-responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.
Underlying debt securities in MIP II for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security, or if a security’s value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the Trustee believes accurately reflects fair value. A security’s valuation may differ depending on the method used for determining value. Price movements in futures contracts and American Depositary Receipts (ADRs), market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security’s fair value. Underlying short-term securities with remaining maturities of sixty days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
Investments in underlying commingled pools and open-end investment companies are valued at their net asset value (NAV) each business day.
Unrealized appreciation or depreciation in the aggregate fair value of investments represents the net change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.
Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of investments for such investments.
Payment of Benefits
Benefits are recorded when paid.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
2.	INVESTMENTS

Investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows at December 31:

	2007	2006
Investments at fair value as determined by quoted market price
Mutual Funds
Comerica S&P 500 Index Fund	$149,160,444	$	*
Fidelity Diversified International Fund	93,224,174		54,204,102
Calamos Growth Fund	92,052,286		61,620,930
Fidelity Dividend Growth Fund	—		152,178,397

Fidelity Managed Income Portfolio II	186,148,825		134,714,049

CMS Energy Corporation Common Stock	—		181,767,829

*	Represents less than 5% of the Plan’s net assets available for benefits
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the years ended December 31:

	2007	2006
Mutual funds	$47,106,996	$50,619,821
CMS Energy Corporation Common Stock	1,556,115	23,945,811

Net appreciation in aggregate fair value	$48,663,111	$74,565,632

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
During 2007, the CMS Energy Corporation Common Stock Fund and the Fidelity Dividend Growth Fund were eliminated as participant investment options from the Plan. The Plan closed new investments to the two funds effective May 1, 2007. As of May 1, 2007, 9,222,335 shares of CMS Energy Common Stock and 4,339,014 units of the Fidelity Dividend Growth Fund were held by the Plan. Between May 1, 2007 and October 31, 2007, participants could elect to divest any holdings in such funds and reallocate the proceeds into any remaining fund choices. Effective November 1, 2007, any remaining holdings in the Fidelity Dividend Growth Fund were liquidated and reallocated into the Comerica S&P 500 Index Fund. Effective November 1, 2007, any remaining holdings in the CMS Energy Corporation Common Stock Fund were liquidated by the Trustee over a two-week period in an effort to prevent the sales from impacting the market value of the stock (all shares of CMS Energy Corporation common stock were sold by November 15, 2007). The proceeds were reallocated based on the participant’s election for the investment of the employee contributions at the time of such sale.

3.	INVESTMENTS IN COMMON/COLLECTIVE TRUSTS

Stable Value Fund

The Stable Value Fund consists of fully benefit-responsive investment contracts of GICs, synthetics and a commingled pool (MIP II). The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The wrap contracts in synthetics and the commingled pool (MIP II) are designed to maintain the contract value of the fund. Wrap contracts accrue interest using a formula called the “crediting rate”.

Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
The crediting rate, and hence the fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund’s yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:
•	The plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
•	The establishment of a defined contribution plan that competes with the plan for employee contributions.

•	Any substantive modification of the plan or the administration of the plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the plan.

•	Any change in law, regulation or administrative ruling applicable to the plan that could have a material adverse effect on the fund’s cash flow.

•	Merger or consolidation of the plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.

•	Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility of the plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the fund directly to a competing option.
At this time, the occurrence of any of these events is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the investment manager may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the investment manager’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
The adjustments from fair value to contract value for fully benefit-responsive investment contracts (Stable Value Fund) are $1,401,619 and $1,455,574 as of December 31, 2007 and 2006, respectively. The details of the adjustments at those dates are as follows:

	December 31, 2007			December 31, 2006
	Contract	Fair	Adjustment	Contract	Fair	Adjustment
	Value	Value	(CV – FV)	Value	Value	(CV – FV)
Investment contracts:
GICs:
Prudential 5.70% due 11/05/07	$—	$—	$—	$20,035,900	$20,091,731	$(55,831)
Principal 6.28% due 05/14/07	—	—	—	14,109,304	14,150,868	(41,564)
Principal 5.85% due 01/30/08	14,017,060	14,022,107	(5,047)	13,242,381	13,311,816	(69,435)

Total investment contracts	14,017,060	14,022,107	(5,047)	47,387,585	47,554,415	(166,830)

Pool — MIP II Class 3	187,555,491	186,148,825	1,406,666	136,336,453	134,714,049	1,622,404

Total of Stable Value Fund	$201,572,551	$200,170,932	$1,401,619	$183,724,038	$182,268,464	$1,455,574

Average Yields — Stable Value Fund

	2007	2006
Based on market value spot yield	4.76%	5.20%
Based on contract value spot yield	4.79%	4.83%
4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FEDERAL IRS FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the plan financial statements to the Form 5500:

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS

	December 31,
	2007	2006
Net assets available for plan benefits as reported in the plan financial statements	$836,536,760	$810,311,214
Adjustments from contract value to fair value for certain fully benefit-responsive investment contracts (MIP II)	(1,406,666)	(1,622,404)

Net assets available for plan benefits as reported in the Form 5500	$835,130,094	$808,688,810

The following is a reconciliation of net investment gains from investments:

	December 31,
	2007	2006
Interest and dividends from investments	$4,992,411	$5,128,927
Net realized/unrealized appreciation from investment accounts	48,663,111	74,565,632

Net investment gain from investments as reported in the financial statements	53,655,522	79,694,559

Adjustments from contract value to fair value for certain fully benefit-responsive investment contracts (MIP II)	215,738	16,828

Net investment gain from investments as reported in the Form 5500	$53,871,260	$79,711,387

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
5.	LAWSUIT SETTLEMENTS

ERISA Lawsuit

The Company was a named defendant, along with Consumers, by CMS Marketing, Services and Trading Company (MST) and certain named and unnamed officers and directors, in two lawsuits, filed in July 2002 in the U.S. District Court for the Eastern District of Michigan, brought as purported class actions on behalf of participants and beneficiaries of the Plan. Plaintiffs alleged breaches of fiduciary duties under ERISA and sought restitution on behalf of the Plan with respect to a decline in value of the shares of the Company’s common stock held in the Plan, as well as other equitable relief and legal fees. On March 1, 2006, the Company and Consumers reached an agreement, subject to court and independent fiduciary approval, to settle the lawsuits. The settlement agreement required a $28 million cash payment by the Company’s primary insurer that was used to pay Plan participants and beneficiaries for alleged losses, as well as legal fees and expenses. In addition, the Company agreed to certain other steps regarding administration of the Plan. A hearing on the final approval of the settlement was held on June 15, 2006. On June 27, 2006, the Judge entered the Order and Final Judgment approving the proposed settlement with minor modifications. The settlement proceeds, net of attorneys’ fees and expenses, were disbursed to the Plan for distribution by the Plan’s trustee in accordance with the Amended Plan of Allocation. On April 13, 2007, net proceeds of $20,049,761 were allocated to participant accounts. After this litigation, a decision was made to remove the Company’s common stock as an investment option in the Plan.

Securities Class Action Lawsuits

Beginning in May 2002, a number of complaints were filed against CMS Energy Corporation (CMS Energy), Consumers Energy Company (Consumers) and certain officers and directors of CMS Energy and its affiliates in the United States District Court for the Eastern District of Michigan. The cases were consolidated into a single lawsuit (the “Shareholder Action”), based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about CMS Energy’s business and financial condition, particularly with respect to revenues and expenses recorded in connection with round-trip trading by CMS MST. On January 3, 2007, CMS Energy and other parties entered into a Memorandum of Understanding (the “MOU”), subject to court approval, regarding settlement of the class action lawsuits. The settlement was approved by a special committee of independent directors and by the full board of directors of CMS Energy. The litigation was settled for a total of $200 million, including the cost of administering the settlement and any

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
attorney fees the court awards. Attorney fees and administrative costs will be deducted to arrive at a net settlement amount that will ultimately be distributed to shareholders with allowed claims. The settlement was approved by the Court in an Order and Final Judgment entered on September 6, 2007. Under the settlement, the Plan was allowed to submit a Proof of Claim on behalf of the Plan for (i) the Plan’s settlement class period (defined as October 25, 2000 through March 31, 2003) transactions or (ii) for Plan participants’ settlement class period transactions made through the Plan in common stock, of Plan participants who, had such Plan transactions been made directly by the participant, would otherwise qualify as settlement members. Under the plan of allocation proposed by class counsel, and approved by the Court, the recognized claim amount on any claim submitted by the Plan is to be reduced by 20% as an offset in recognition of the $28 million settlement in the In re CMS Energy ERISA Litigation, Case No. 02-72834. The Plan submitted a Proof of Claim as allowed under the settlement. Except for this 20% reduction, the plan will share with other non-plan shareholders in the net distributions that will be approved by the Court. No distributions have yet been received by the Plan or any other claimants in this class action proceeding, the amount of the future distributions has not yet been determined, and the timing of those distributions is uncertain. Accordingly, no amounts related to this settlement have been recognized in the Plan’s 2007 financial statements.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 29, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
NOTES TO FINANCIAL STATEMENTS
8.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds, guaranteed investment contracts, and a stable value fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2007.

9.	RELATED-PARTY TRANSACTIONS

Dividend income earned on CMS Energy Corporation (the Plan Sponsor) Common Stock was $1,368,417 for the year ended December 31, 2007. There was no such dividend income for the year ended December 31, 2006.

Fidelity charges Plan participants loan initiation and brokerage fees. Fidelity is the trustee as defined by the Plan and, therefore, the transactions qualify as party-in-interest. Fees paid by the Plan participants for such services from participants’ respective Plan assets amounted to $100,663 and $181,653 for 2007 and 2006, respectively.
* * * * * *

SUPPLEMENTARY INFORMATION

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP
PLAN AND DEFINED COMPANY CONTRIBUTION
PLAN OF CONSUMERS ENERGY COMPANY
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
PLAN # 002
EIN 38-0442310

		Description of Investment	Contract
	Identity of Issue,	Including Maturity Date,	or
	Borrower, Lessor, or	Rate of Interest, Collateral,	Current
	Similar Party	Par or Maturity Value	Value
	Principal Mutual Life Insurance Company	Guaranteed investment contract
		5.85% Matures 01/30/2008	$14,017,060

*	Fidelity Investments	Fidelity Managed Income Portfolio II	187,555,491
		Fidelity Low Price Stock Fund	12,996,706
		Fidelity Diversified International Fund	93,224,174
		Fidelity Small Cap Stock Fund	24,490,888
		Fidelity Freedom Income Fund	5,729,643
		Fidelity Freedom 2000 Fund	735,702
		Fidelity Freedom 2005 Fund	1,917,608
		Fidelity Freedom 2010 Fund	21,133,650
		Fidelity Freedom 2015 Fund	18,134,747
		Fidelity Freedom 2020 Fund	25,345,129
		Fidelity Freedom 2025 Fund	13,935,575
		Fidelity Freedom 2030 Fund	11,027,177
		Fidelity Freedom 2035 Fund	4,830,616
		Fidelity Freedom 2040 Fund	7,443,798
		Fidelity Freedom 2045 Fund	1,505,021
		Fidelity Freedom 2050 Fund	1,886,086
		Short-term investments	23,995

	Comerica Bank, N.A.	Comerica Small Cap Index Fund	8,201,516
		Comerica Large Cap Growth Index Fund	19,484,242
		Comerica Large Cap Value Index Fund	26,615,487
		Comerica Midcap Index Fund	8,858,026
		Comerica S&P 500 Index Fund	149,160,444

	Calamos Asset Management, Inc.	Calamos Growth Fund	92,052,286
	PIMCO	PIMCO Total Return Fund	21,359,261
	Berger Financial Group, LLC	Janus Mid Cap Value Fund	35,176,096
	Vanguard	Vanguard Inflation Protected Securities Fund	3,889,323

*	Participant Loans	Interest rate range of 3.00% to 8.75% with maturity dates of 1 to 15 years, collateral - participant account balances	26,007,749

	Total investments		$836,737,496

*	Party-in-interest.
Note: Historical cost information is not shown as all investments are participant-directed.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP PLAN
AND DEFINED COMPANY CONTRIBUTION PLAN OF CONSUMERS ENERGY COMPANY
EMPLOYER IDENTIFICATION NUMBER 38-0442310
PLAN NUMBER 002
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2007

(h)
		(b) Description of Asset	(c)	(d)	(g)	Current Value	(i)
		(Including Interest Rate and	Purchase	Selling	Cost of	of Asset on	Net Gain
	(a) Identity of Party Involved	Maturity in Case of a Loan)	Price	Price	Asset	Transaction Date	or Loss
c)	A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of plan assets:

	* CMS Energy Corporation	Common Stock Sales	$—	$114,176,684	$123,512,147	$114,176,684	$(9,335,463)

*	Party in interest
There were no reportable transactions under categories a), b) or d) during 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
EMPLOYEES’ SAVINGS PLAN,
EMPLOYEE STOCK OWNERSHIP PLAN, AND
DEFINED COMPANY CONTRIBUTION PLAN OF
CONSUMERS ENERGY COMPANY
By:       /s/ Laura L. Mountcastle
Laura L. Mountcastle
Plan Administrator and
Vice President, Investor Relations and Treasurer
CMS Energy Corporation and
Consumers Energy Company
Dated: June 26, 2008

EXHIBITS

Exhibit Number		Description

(23	)(a)	Consent of Independent Registered Public Accounting Firm — Rehmann Robson, P.C.

(23	)(b)	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP